[Pacific Life Funds letterhead]
Robin S. Yonis
Vice President
General Counsel
Office: (949) 219-6767
Fax: (949) 719-0804
E-mail: Robin.Yonis@PacificLife.com
April 10, 2009
VIA EDGAR
Mr. Kevin Rupert
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-0102

Re:	Pacific Life Funds (the “Trust”)
Form N-CSR Filing
Dear Mr. Rupert:
          This letter is being provided in response to oral comments received from the Securities and Exchange Commission (“SEC”) staff on March 19, 2009 concerning the Trust’s March 31, 2008 Annual Report (“Annual Report”) which was filed on June 6, 2008. Set forth below are the SEC staff’s comments followed by the Trust’s responses.
1.	COMMENT: Please provide the Tandy Representations that the Fund customarily makes.

RESPONSE: The Trust hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above-referenced filing and that the review of this filing by the SEC staff does not relieve the Trust from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

2.	COMMENT: When selling credit protection on credit default swaps, please explain how the PL Inflation Managed Fund complied with Section 18 of the Investment Company Act of 1940 by segregating enough assets to cover its credit default swap transactions.

RESPONSE: When selling credit protection for its credit default swap transactions, the PL Inflation Managed Fund segregates assets to cover the notional value of the swaps.

3.	COMMENT: For the Funds that engage in short sales, please confirm that the dividends paid on short sales are included in the fee table of the Prospectus and in the Statement of Operations of the Annual Report.

RESPONSE: The Trust confirms that dividends on short sales, if any, for each Fund are included in the fee table of the Prospectus and in the Statement of Operations of the Annual Report.

4.	COMMENT: In the Statement of Operations of the Annual Report for the PL Portfolio Optimization Funds, please state whether the fund of funds for which they invest are affiliated.

RESPONSE: The Trust discloses in the Notes to Financial Statements section of its Annual and Semi-Annual Reports, as well as in its Prospectus, that the PL Portfolio Optimization Funds invest all of their assets in the underlying funds of the Trust. However, to clarify in the Statement of Operations that the PL Portfolio Optimization Funds invest all of their assets in the underlying funds, a new line item will be added to include dividends from affiliated mutual funds.

5.	COMMENT: In the Financial Highlights section of the Annual Report the expense ratio for the PL Inflation Managed Fund was reported as 149 basis points. Please explain why the expense ratio dropped to 125 basis points in the Trust’s Rule 497 Prospectus filing on July 7, 2008 (“497 Filing”), and then increased to 138 basis points for the Trust’s Semi-Annual Report dated September 30, 2008 (“Semi-Annual Report”).

RESPONSE: The changes in the PL Inflation Managed Fund’s expenses ratios were the result of a change in advisory and administration fees affecting all underlying funds of the Trust, effective July 1, 2008. This change in expense ratios was consistent for each underlying fund of the Trust. Both the Trust’s Annual and Semi-Annual Reports disclosed that the Trust held a shareholder meeting on March 25, 2008 whereby shareholders voted and approved to amend the Advisory Agreement to implement a 0.20% annual advisory fee for the PL Portfolio Optimization Funds. The implementation of the new advisory fee was accompanied by (i) an equivalent decrease in the annual advisory fee paid by each of the underlying funds of the Trust in which the PL Portfolio Optimization Funds invest, and (ii) a 0.05% decrease in the administration fee paid to the Trust’s administrator by the PL Portfolio Optimization Funds and underlying funds.

The Expense Ratios in the Financial Highlights section of the 497 Filing was 149 basis points. This was consistent with the Annual Report which reflected the PL Inflation Managed Fund’s expense ratio prior to the fee changes noted above. The expenses reflected in the fee table of the 497 Filing under the heading Total Annual Fund Operating Expenses (Gross Expenses) were 125 basis points, which reflects each fund’s expenses after the fee changes became effective July 1, 2008 and complies with

Instruction 3(d)(ii) to Item 3 in Form N-1A. The fee changes were also disclosed in the footnotes to that fee table.

The Trust’s Expense ratios presented in the Financial Highlights section of the Semi-Annual Report was 138 basis points. The 138 basis points reflects a blended rate based on a portion of the Expense Ratios prior to the fee changes (4/1/2008 – 6/30/2008), as well as a portion of the Expense Ratios after the fee changes became effective (7/1/2008 – 9/30/2008).

6.	COMMENT: In the Approval of Advisory Agreements section of the Annual Report, the disclosures appear to be too broad in description. Please consider adding more detail regarding the approval of each Fund’s advisory agreement in future filings.

RESPONSE: We have carefully considered this comment, and reviewed it and the current disclosure, with both fund counsel and counsel to the independent Trustees. Please be advised that the Fund’s Board of Trustees has carefully reviewed the language contained in the annual report and believes that it properly reflects their process, deliberations, and relevant conclusion in this matter. In this regard, please note the following: The contract renewal process involves consideration of many, many factors. The Trustees received voluminous materials, which they reviewed and discussed with legal counsel and consultants, and came to a decision on the statutorily required question of whether or not to renew the contracts. The process they went through is described in quite a bit of detail in the annual report and is uniform for all of the funds. Repeating the process discussion separately for each fund would serve, in our view, no purpose and result in almost two dozen repetitive disclosures. We do not think that would aid shareholder understanding of the process. We note that the length and detail of this disclosure is already far more fulsome than disclosures in many annual reports we have seen from other fund companies. With respect to the Trustees’ findings, in coming to their decision, the Trustees did not base their decision on any single factor, nor did the Trustees make separate findings on particular pieces of information, except as already described in the annual report. Moreover, individual Trustees may have given different weights to different factors, as one would expect in a careful deliberative process. As a result, we believe that the discussion of the findings of the Trustees is complete and complies with the requirements in item 22(d)(6) of Form N-1A.
If you have any questions or further comments regarding this matter please contact me.
Sincerely,
/s/ Robin S. Yonis